Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – July 30, 2018
Contact: Chris Van Ens
Phone: 720.348.7762

UDR ANNOUNCES SECOND QUARTER 2018 RESULTS AND INCREASES FULL-YEAR GUIDANCE RANGES

UDR, Inc. (the "Company") Second Quarter 2018 Highlights:
- Net income per share was $0.07, Funds from Operations ("FFO") per share was $0.49, FFO as Adjusted ("FFOA") per share was $0.49, and Adjusted Funds from Operations ("AFFO") per share was $0.45.
- Net income attributable to common stockholders was $19.6 million as compared to $9.2 million in the prior year period. The increase was primarily due to higher income from operating properties.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 3.4 percent, 2.9 percent and 3.5 percent, respectively.
- Completed the construction of The Residences at Pacific City, a $350.0 million, 516-home community located in Huntington Beach, CA.
- 345 Harrison Street, the Company's 585-home, $366.5 million development project located in Boston ended the second quarter 59.3 percent leased, just seven weeks after officially opening.
- Increased full-year 2018 earnings and same-store growth guidance:
  - Increased net income per share guidance by $0.005 at the midpoint to $0.51 to $0.54.
  - Increased FFO per share guidance by $0.005 at the midpoint to $1.92 to $1.95.
  - Increased FFOA and AFFO per share guidance by $0.015 at the midpoints, to $1.93 to $1.96 and $1.78 to $1.81, respectively.
  - Increased SS revenue, expense and NOI growth guidance ranges by 25 basis points at the midpoints to 3.0 to 3.5 percent.

	Q2 2018	Q2 2017	YTD 2018	YTD 2017
Net income per common share, diluted	**$0.07**	**$0.03**	**$0.37**	**$0.13**
Conversion from GAAP share count	(0.007)	(0.003)	(0.035)	(0.012)
Net gain on the sale of depreciable real estate owned	-	-	(0.237)	(0.043)
Cumulative effect of change in accounting principle	-	-	(0.007)	-
Depreciation and amortization	0.412	0.414	0.825	0.815
Noncontrolling interests and preferred dividends	0.009	0.006	0.038	0.018
FFO per common share and unit, diluted	**$0.49**	**$0.45**	**$0.96**	**$0.90**
Cost/(benefit) associated with debt extinguishment and other	-	0.015	-	0.020
Net gain on the sale of non-depreciable real estate owned	-	-	-	(0.005)
Legal and other costs	0.002	-	0.002	-
Casualty-related charges/(recoveries), including JVs, net	0.003	0.004	0.006	0.003
FFOA per common share and unit, diluted	**$0.49**	**$0.47**	**$0.97**	**$0.92**
Recurring capital expenditures	(0.043)	(0.036)	(0.066)	(0.059)
AFFO per common share and unit, diluted	**$0.45**	**$0.43**	**$0.90**	**$0.86**

A reconciliation of FFO, FFOA and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's second quarter Supplemental Financial Information.

Operations

In the second quarter, total revenue increased by $11.8 million year-over-year, or 4.7 percent, to $259.7 million. This increase was primarily attributable to growth in revenue from operating communities.

In the second quarter, same-store NOI increased 3.5 percent year-over-year and was driven by same-store revenue growth of 3.4 percent and a 2.9 percent increase in same-store expenses. Weighted average same-store physical occupancy increased by 30 basis points year-over-year to 97.0 percent. The second quarter annualized rate of turnover was 53.6 percent, representing a 200 basis point decline year-over-year.

Summary of Same-Store Results Second Quarter 2018 versus Second Quarter 2017

Region	Revenue Growth	Expense Growth	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.5%	0.6%	5.8%	44.3%	96.5%	13,942
Mid-Atlantic	2.6%	2.6%	2.6%	23.7%	97.5%	10,480
Northeast	0.9%	8.5%	(2.0)%	15.3%	97.0%	3,493
Southeast	4.5%	2.2%	5.5%	12.2%	97.1%	7,683
Southwest	2.9%	4.9%	1.6%	4.5%	97.0%	3,313
Total	**3.4%**	**2.9%**	**3.5%**	**100.0%**	**97.0%**	**38,911**

[1] Based on Q2 2018 NOI.
[2] Weighted average same-store physical occupancy for the quarter.
[3] During the second quarter, 38,911 apartment homes were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

In the second quarter, sequential same-store NOI increased by 2.1 percent and was driven by same-store revenue growth of 1.4 percent and a 0.5 percent decline in same-store expenses. Weighted average same-store physical occupancy increased by 10 basis points sequentially to 97.0 percent.

Year-to-date, for the six months ended June 30, 2018, total revenue increased by $21.2 million year-over-year, or 4.3 percent, to $513.0 million. This increase was primarily attributable to growth in revenue from operating communities.

Year-to-date, for the six months ended June 30, 2018, same-store NOI increased 3.1 percent year-over-year and was driven by same-store revenue growth of 3.2 percent and a 3.3 percent increase in same-store expenses. Weighted average same-store physical occupancy increased by 30 basis points year-over-year to 96.9 percent. The year-to-date annualized rate of turnover was 46.9 percent, representing a 160 basis point decline year-over-year.

Summary of Same-Store Results Year-To-Date 2018 versus Year-To-Date 2017

Region	Revenue Growth	Expense Growth	NOI Growth/ (Decline)	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.3%	1.2%	5.3%	44.0%	96.5%	13,698
Mid-Atlantic	2.5%	4.5%	1.6%	24.0%	97.5%	10,480
Northeast	0.7%	6.3%	(1.6)%	15.7%	97.2%	3,493
Southeast	4.6%	1.1%	6.3%	12.4%	97.0%	7,683
Southwest	1.8%	7.2%	(1.6)%	3.9%	96.8%	2,923
Total	**3.2%**	**3.3%**	**3.1%**	**100.0%**	**96.9%**	**38,277**

[1] Based on YTD 2018 NOI.
[2] Weighted average same-store physical occupancy for YTD 2018.
[3] For the six months ended June 30, 2018, 38,277 apartment homes were classified as same-store. The Company defines YTD SS Communities as those communities stabilized for two full consecutive calendar years. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Development and Redevelopment Activity

At the end of the second quarter, the Company's development pipeline totaled $810.5 million at its pro-rata ownership interest. Of this total, 96 percent had been funded. All of the Company's development communities were in lease-up as of the end of the second quarter. The development pipeline is currently expected to produce a weighted average spread between stabilized yields and current market cap rates of 150 to 200 basis points.

During the quarter, construction was completed on The Residences at Pacific City, a 516-home community located in Huntington Beach, CA with an estimated cost to construct of $350.0 million. The UDR/MetLife Joint Venture completed construction of Vision on Wilshire, a 150-home community located in Los Angeles with an estimated cost to construct of $129.0 million at 100 percent.

Developer Capital Program ("DCP") Activity

At the end of the second quarter, the Company's DCP investment, including accrued return, totaled $179.2 million. Activity during the quarter consisted of:

- Completed the construction of Parallel, a 386-home community located in Anaheim, CA and CityLine II, a 155-home community located in Seattle. The Company's ownership interest and initial investment in the two communities averages 49 percent and totals $42.0 million, respectively.

Capital Markets and Balance Sheet Activity

Second quarter UDR/MetLife Joint Venture capital markets activity included refinancing three construction loans into $191.6 million of 10-year, fixed-rate secured loans with a weighted average rate of 3.94 percent.

At June 30, 2018, the Company had approximately $771.1 million of availability, through a combination of cash and undrawn capacity, on its credit facilities.

The Company's total indebtedness at June 30, 2018 was $3.75 billion. The Company ended the quarter with fixed-rate debt representing 85.0 percent of its total debt, a weighted average interest rate of 3.7 percent and a weighted average maturity of 4.8 years. The Company's consolidated leverage was 33.4 percent versus 33.3 percent a year ago, its consolidated net-debt-to-EBITDAre was 5.7x versus 5.8x a year ago and its consolidated fixed charge coverage ratio was 4.6x versus 4.5x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the second quarter of 2018 in the amount of $0.3225 per share. The dividend will be paid in cash on July 31, 2018 to UDR common stock shareholders of record as of July 10, 2018. The second quarter 2018 dividend will represent the 183rd consecutive quarterly dividend paid by the Company on its common stock.

Outlook

For the third quarter of 2018, the Company has established the following earnings guidance ranges:

Net income per share	$0.08 to $0.10
FFO per share	$0.48 to $0.50
FFO as Adjusted per share	$0.48 to $0.50
AFFO per share	$0.43 to $0.45

For the full-year 2018, the Company has increased its previously provided earnings guidance ranges:

	Updated Guidance	Prior Guidance
Net income per share	$0.51 to $0.54	$0.50 to $0.54
FFO per share	$1.92 to $1.95	$1.91 to $1.95
FFO as Adjusted per share	$1.93 to $1.96	$1.91 to $1.95
AFFO per share	$1.78 to $1.81	$1.76 to $1.80

For the full-year 2018, the Company has increased its previously provided same-store growth guidance ranges:

	Updated Guidance	Prior Guidance
Revenue	3.00% to 3.50%	2.50% to 3.50%
Expense	3.00% to 3.50%	2.50% to 3.50%
Net operating income	3.00% to 3.50%	2.50% to 3.50%

Additional assumptions for the Company's third quarter and full-year 2018 guidance can be found on Attachment 15 of the Company's second quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's second quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's second quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern time on July 31, 2018 to discuss second quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through August 31, 2018, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13681180, when prompted for the passcode.

A replay of the call will also be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the second quarter 2018 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the results of operations or plans expressed or implied by such forward-looking statements. Such factors include, among other things, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning the availability of capital and the stability of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments and redevelopments, delays in completing lease-ups on schedule or at expected rent and occupancy levels, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning joint ventures and partnerships with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of June 30, 2018, UDR owned or had an ownership position in 49,464 apartment homes including 1,334 homes under development or in its Developer Capital Program – West Coast Development Joint Venture. For over 46 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates.